Exhibit 2

Form 6K April 12, 2005

Form 51-102F1

BRONX VENTURES INC

(formerly LUCKY 1 ENTERPRISES INC.)

Management’s Discussion & Analysis

Audited Financial Statements for the

Year Ended

December 31, 2004

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2004 and 2003, and which are prepared in accordance with Canadian generally accepted accounting principals.  The audited financial statements and notes thereto have been reviewed by the Company’s Auditor.  The following Management discussion and analysis, which has not been reviewed by the Company’s Auditor, should also be read in conjunction with the audited financial statements and the notes thereto for the years ended December 31, 2004 and 2003.

The following information is prepared as at April 12, 2005, and will include all the disclosure required under Form 51-102F1 for Annual MD&A.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement

Description of Business

Bronx Ventures Inc. [formerly Lucky 1 Enterprises Inc.] (“Bronx” or the “Company”) is a junior mineral exploration company with interests in the Extra High Claims located in the Province of British Columbia and, Lithium Mineral Properties located in the Province of Ontario. The Company has made an investment in software for on-line gaming and an investment in securities of a publicly listed related company.  Currently, the principal business of Bronx is in mineral exploration.

As of January 17, 2005, Lucky 1 Enterprises Inc. changed its name to Bronx Ventures Inc., its capital stock has been consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock has been increased to an unlimited number of common and preferred shares without par value.

Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

During 2004, the Company entered into a Property Option Agreement with an arms length party (the “Optionor”) to purchase, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property which is located in the Kamloops Mining Division in the Province of British Columbia.  During 2005, the Company plans to conduct exploration work programs on the Extra High Property.

Bronx is a reporting issuer in the Provinces of British Columbia, Alberta and Quebec and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings.

BRONX VENTURES INC.

(formerly LUCKY 1 ENTERPRISES INC.)

Form 51-102F1 - Management Discussion & Analysis

For the year ended December 31, 2004

Selected Annual Information

Selected annual information from the audited financial statements for the three years ended December, 31, 2004, 2003 and 2002 is shown in the following table:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenue	$292,372	$100,951	$0
Interest Income	1,002	1,425	356
Loss before other items	287,530	265,885	449,753
Loss per common share before other items	0.84	0.93	2.16
Fully diluted loss per common share before other items	0.64	0.52	2.15
Net Loss	369,461	104,297	449,397
Basic Net Loss per common share	1.08	0.36	2.15
Fully diluted net loss per common share	0.82	0.20	2.15
Total Assets	1,124,370	778,312	52,953
Long term financial obligations	4,440	4,440	4,440
Cash dividends	Nil	Nil	Nil

All common shares and per share amounts included in this management discussion and analysis and in the Company’s Audited Financial Statements for the years ended December 31, 2004 and 2003 have been restated to give retroactive effect to the 35:1 share consolidation described on page 1 of this document and in notes 3 and 15 to the Audited Financial Statements for the years ended December 31, 2004 and 2003.

For the twelve month period ended December 31, 2004, the Company has recorded Revenue of $292,372 generated from the Company’s investment in the three card games Software.  The increase in the Company’s revenues is due to an increase in the usage of the three card games Software.   Interest Income decreased as a result of interest earned on lower cash balances in the bank.  The Loss before other items, and the Loss per common share on a fully diluted and non-diluted basis before other items, does not take into account the one-time gain from the dissolution of Blue Rock Mining Inc., the gain on the sale of marketable securities and interest income.  The Net Loss was increased as a result of increased operating expenses mainly due to stock option compensation expenses, increase in management fees, commission fees and the write down of the Company’s investment in the Inter-Café Project. As a result, the basic Net Loss per common share on a fully diluted and non-diluted basis was $0.82.   Total Assets are comprised of

Bronx Ventures Inc.

MD&A Form 51-102F1

December 31, 2004 (and up to April 12, 2005)

BRONX VENTURES INC.

(formerly LUCKY 1 ENTERPRISES INC.)

Form 51-102F1 - Management Discussion & Analysis

For the year ended December 31, 2004

cash and term deposits, marketable securities, receivable from related parties, cash held on behalf of a related party, the Mineral Property and furniture and equipment.  In respect to the Company’s long term financial obligations, the Company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.  Since its incorporation, the Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

The weighted average number of common shares was 322,269 in 2004 as compared to 241,321 for the same period in 2003 and to 105,750 for the same period in 2002.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the year ended December 31, 2004, the Company recorded Revenue of $292,372 as compared to $100,951 for the same period in 2003, due to an increase in income being generated from the Company’s investment in the three card games Software.  The interest income was $1,002 as compared to $1,425 for the same period during 2003 reflecting a reduction of cash balances in the bank.  The loss before other items was $287,530 as compared to $265,885 for the same period in 2003 due to the fact that the total expenses increased to $579,902 reflecting an increase in the level of the Company’s activities as compared to $366,836 for the same period in 2003.

Items which contributed to an increase in operating expenses during the year ended December 31, 2004, were finance, interest and foreign exchange, legal, accounting and audit fees, management fees, salaries and benefits, commission fees, consulting and geological fees, shareholder communication and telephone expenses.

During the year ended December 31, 2004, the Company recorded a net gain of $7,067 on the sale of marketable securities as compared to $104,295 during the same period in 2003.  The weighted average net loss per common share was $1.15 as compared to a net loss of $0.17 during the same period in 2003.  Total assets of $1,124,370 (2003: $778,312) was comprised of cash and term deposits, marketable securities, receivable from related parties, cash held on behalf of related party, investment in the Extra High Mineral Property, and furniture and equipment.  The Company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.  The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the year ended December 31, 2004, the Company had a net loss of $369,461; ($1.15 per share), as compared to a net loss of $104,297; ($0.17 per share) in the same period of 2003.

During the year ended December 31, 2004, the weighted average number of shares was 322,269 as compared to 241,321 for the same period in 2003.

For the year ended December 31, 2004, the Company had a working capital of $465,278 as compared to a working capital of $488,799 in the same period of 2003.

In the spring of 2004, Bronx commissioned an independent review of the Extra High Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004, titled “National Policy 43-101 Report, Extra High Property, Kamloops Mining Division, British Columbia”.  The report recommends exploration work programs be carried out on the Extra High Property in order to evaluate the mineral potential of the Extra High Property.  This report has been filed on www.Sedar.com by the Company.  During 2004, the Company increased the size of the

Bronx Ventures Inc.

MD&A Form 51-102F1

December 31, 2004 (and up to April 12, 2005)

BRONX VENTURES INC.

(formerly LUCKY 1 ENTERPRISES INC.)

Form 51-102F1 - Management Discussion & Analysis

For the year ended December 31, 2004

Extra High Property from the 10 original claims to 35 claims by staking 25 additional claims that are contiguous to the Extra High Property and all of which now form part of the Extra High Property.  Furthermore, the Company incurred exploration related expenditures of $16,932 in respect to the Extra High Property.

During 2004, and pursuant to the Agreement with Interfranchise Inc., the Company invested an additional $65,000 and completed its acquisition of a 10% interest in the Inter-Café Project for a total investment by the Company amounting to $90,000.  As at December 31, 2004, the Company wrote-off this investment since recovery on the investment became doubtful.

Fourth Quarter, (December 31, 2004)

During the three month [fourth quarter] period ended December 31, 2004, the Company had a net (loss) of (101,443) ($0.30 per share) as compared to a net (loss) of ($20,211) ($0.00 per share) in the same three month [fourth quarter] period of 2003.  Operating costs have increased as compared to the same period in the previous year.  Costs relating to salaries and benefits, legal, accounting and audit fees, commission fees and regulatory and transfer fees contributed mainly to the increase in operating costs.

The Company’s fourth quarter revenue for the three month period ended December 31, 2004 was $212,446 (2003: $38,346) as a result of increased revenue generated from the Company’s investment in the three card games Software.

Risks related to our Investments

The Company entered into an Investment Agreement on January 26, 2004, with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.  The Inter-Café Project is still in its conceptual stage and has not yet been developed.  There are no assurances whatsoever that the Inter-Café Project will ever be developed or if developed, shall prove to be successful.  As a result, the Company has written off, in its entirety, the Company’s investment in the Inter-Café Project.

During 2004, Bronx has invested by purchasing a total of 4,000,000 common shares of Las Vegas From Home.com Entertainment Inc., (“Las Vegas”) a related company, for the total sum of $1,225,000 (the “Las Vegas Shares”).  Bronx is exposed to significant market risk with respect to the Las Vegas Shares.  There are no assurances whatsoever that the Company will recover its investment in the Las Vegas Shares.  Of the 4,000,000 Las Vegas Shares acquired during 2004, the Company has sold 2,357,500 during the year ended December 31, 2004, for total proceeds to the Company of $303,230.  As of December 31, 2004, the Company holds 1,642,500 Las Vegas Shares.

As of January 7, 2005, the Company has acquired for investment purposes, 1,250,000 units of Las Vegas, a related company, at a price of $0.20 per unit.  Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant.  One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  The 1,250,000 Las Vegas units, which have a hold period expiring on May 8, 2005, have been issued to the Company.  The Company may either increase or decrease its investment in Las Vegas in the future.  Bronx is exposed to significant market risk with respect to the Las Vegas units.  There are no assurances whatsoever that the Company will recover its investment in the Las Vegas units.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain gaming software

Bronx Ventures Inc.

MD&A Form 51-102F1

December 31, 2004 (and up to April 12, 2005)

BRONX VENTURES INC.

(formerly LUCKY 1 ENTERPRISES INC.)

Form 51-102F1 - Management Discussion & Analysis

For the year ended December 31, 2004

consisting of three card games (the “three card games Software”).  Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is now equally owned by Las Vegas and the Company.  Las Vegas shall be the operator of the three card games Software and shall market the three card games.  Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games Software and the Company shall receive 40%.  The Company’s share of revenues from the three card games Software was $292,372 for the twelve month period ended December 31, 2004 (2003: $100,951).  To date, the three card games Software has generated some revenues for the Company, however, there are no assurances whatsoever that the three card games Software shall continue to generate any revenues for the Company in the future.  It is quite possible that the three card games Software may stop generating any revenues for the Company, and the Company may have to write-off, in its entirety, the Company’s investment in the three card games Software.

On March 26, 2004, Bronx entered into an Option Agreement with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia.  Pursuant to the Option Agreement, Bronx is required to make staged cash payments to the Optionor totaling $150,000 of which $45,000 has already been paid and, must incur exploration expenditures on the Extra High Property totaling $500,000 over a period of 3 years, of which $16,932 has already been incurred.  Upon acquiring the 100% undivided interest, Bronx may purchase 50% of the Net Smelter Returns Royalty (i.e, 0.75%) by making a cash payment of $500,000 to the Optionor.  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  It is quite possible that Bronx might lose all its investment in the Extra High Property and may have to write-off, in its entirety, the Company’s investment in the Extra High Property.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended December 31, 2004:

For the Quarterly Periods ended:	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Total Revenues	$212,446	21,636	20,520	37,770
Income (loss) before other items	(22,465)	(67,414)	(59,895)	(137,756)
Earnings (loss) per common share before other items	(0.07)	(0.20)	(0.19)	(0.44)
Fully diluted earnings (loss) per common share before other items	(0.05)	(0.15)	(0.12)	(0.25)
Net income (loss) for the period	(101,443)	(430,152)	(262,895)	425,029
Basic net earnings (loss) per share	(0.30)	(1.26)	(0.84)	1.36
Diluted net earnings (loss) per share	(0.23)	(0.95)	(0.54)	0.76

Bronx Ventures Inc.

MD&A Form 51-102F1

December 31, 2004 (and up to April 12, 2005)

BRONX VENTURES INC.

(formerly LUCKY 1 ENTERPRISES INC.)

Form 51-102F1 - Management Discussion & Analysis

For the year ended December 31, 2004

For the Quarterly Periods ended:	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Total Revenues	$38,346	53,297	5,038	4,270
Income (loss) before other items	(77,508)	(19,711)	(70,318)	(34,226)
Earnings (loss) per common share before other items	(0.27)	(0.08)	(0.29)	(0.14)
Fully diluted earnings (loss) per common share before other items	(0.15)	(0.04)	(0.16)	(0.08)
Net income (loss) for the period	(20,211)	234,584	(220,322)	(34,226)
Basic net earnings (loss) per share	(0.07)	0.93	(0.92)	(0.14)
Diluted net earnings (loss) per share	(0.04)	0.51	(0.51)	(0.08)

The Company’s total revenues for the periods ended March 31, 2003, June 30, 2003, September 30, 2003, December 31, 2003, March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004, were exclusively generated from the Company’s investment in the three card games Software.

For the quarterly period ended March 31, 2003, the Company started receiving revenue from its investment in the three card games Software.

For the quarterly period ended June 30, 2003, the Company realized a net loss of $220,322 as compared to a net loss of $34,226 for the immediately preceding quarterly period, mainly due to the write down of the Company’s investment in the Las Vegas Securities.  As a result, the basic net loss per share for the quarterly period ended June 30, 2003 was $0.92 as compared to a basic net loss of $0.14 per share for the immediately preceding quarterly period and the diluted net loss per share was $0.51 as compared to a diluted net loss of $0.08 per share.

For the quarterly period ended September 30, 2003, the Company realized a net income of $234,584 as compared to a net loss of $220,322 for the immediately preceding quarter due mainly to the Company realizing a gain on its investment in marketable securities.  As a result, the basic net earnings per share for the quarterly period ended September 30, 2003 was $0.93 as compared to a basic net loss of $0.92 per share for the immediately preceding quarterly period, and the diluted net earnings per share was $0.51 as compared to a diluted net loss of $0.51 per share for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2004, the Company realized a net income of $425,029 as compared to a net loss of $20,211 for the immediately preceding quarterly period mainly due to the Company realizing a gain on its

Bronx Ventures Inc.

MD&A Form 51-102F1

December 31, 2004 (and up to April 12, 2005)

BRONX VENTURES INC.

(formerly LUCKY 1 ENTERPRISES INC.)

Form 51-102F1 - Management Discussion & Analysis

For the year ended December 31, 2004

investment in marketable securities.  As a result, the basic net earnings per share for the quarterly period ended March 31, 2004 was $1.36 as compared to a basic net loss of $0.07 per share for the immediately preceding quarterly period and the diluted net earnings per share for the quarterly period ended March 31, 2004 was $0.76 as compared to a diluted net loss of $0.04 per share for the immediately preceding quarterly period.

For the quarterly period ended June 30, 2004, the Company realized a net loss of $262,895 mainly due to the Company writing down its investment in marketable securities as compared to a net gain of $425,029 realized from the Company’s investment in marketable securities for the immediately preceding quarterly period.  As a result, the basic net loss per share for the quarterly period ended June 30, 2004 was $0.84 as compared to a basic net gain of $1.36 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended June 30, 2004 was $0.54 as compared to a diluted net gain of $0.76 per share for the immediately preceding quarterly period.

For the quarterly period ended September 30, 2004, the Company realized a net loss of $430,152 due to the loss on the sale of marketable securities and the write-down of marketable securities as compared to a net loss of $262,895 for the immediately preceding quarterly period.  As a result, the basic net loss per share for the quarterly period ended September 30, 2004 was $1.26 as compared to a basic net loss of $0.84 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended September 30, 2004 was $0.95 as compared to a diluted net loss of $0.54 per share for the immediately preceding quarterly period.

For the quarterly period ended December 31, 2004, the Company realized a net loss of $101,443 due to the loss on the sale of marketable securities and the write-down of marketable securities as compared to a net loss of $430,152 for the immediately preceding quarterly period.  As a result, the basic net loss per share for the quarterly period ended December 31, 2004 was $0.30 as compared to a basic net loss of $1.26 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended December 31, 2004 was $0.23 as compared to a diluted net loss of $0.95 per share for the immediately preceding quarterly period.

The Company’s business is not of a seasonal nature.

Liquidity and Capital Resources

The Company has limited earnings which are not sufficient to cover the Company’s total expenditures.  During 2005, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the terms of the Option Agreement dated March 26, 2004, between the Company and the Optionor, the Company has the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1½% Net Smelter Returns Royalty, by making staged cash payments totaling $150,000 (of which $45,000 has already been paid) and incurring $500,000 of exploration expenditures over a period of 3 years (of which $16,932 has already been incurred).  During 2005, the Company shall, on a best efforts basis, attempt to secure mineral exploration funds in order to conduct exploration work programs on the Extra High Property.  Due to reasons beyond Bronx’s control including, but not limited to, fluctuating metal prices and adverse financial market conditions, it is quite possible that

Bronx Ventures Inc.

MD&A Form 51-102F1

December 31, 2004 (and up to April 12, 2005)

BRONX VENTURES INC.

(formerly LUCKY 1 ENTERPRISES INC.)

Form 51-102F1 - Management Discussion & Analysis

For the year ended December 31, 2004

Bronx may not be able to raise the required funding for its proposed exploration work programs and may possibly have to abandon and write-off its entire investment in the Extra High Property.

The Company has granted stock options and has issued warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options or warrants be exercised by any party, then any funds received by the Company shall be used for working capital purposes.  However, there are no assurances whatsoever that any stock options or warrants will be exercised before their respective expiry dates.

During the year ended December 31, 2004, a total of 27,748 stock options at an exercise price of US $5.25 per common share were granted to Directors, Officers, Employees and Consultants.  No stock options were exercised or cancelled, however, 20,147 stock options, exercisable at prices ranging from US $5.25 to Cdn $78.75 per common share expired.

During the year ended December 31, 2004, no share purchase warrants were exercised, 184,000 share purchase warrants expired which were exercisable at $7.00 per common share and a total of 57,142 share purchase warrants were issued, exercisable at $5.25 per common share in the first year and at $7.00 per common share in the second year.

As at December 31, 2004, the Company had $18,530 in cash and term deposits as compared to $73,673 for the period ended December 31, 2003.  Working capital as at December 31, 2004, was $465,278as compared to a working capital of $488,799 for the period ended December 31, 2003.  The market value of marketable securities as at December 31, 2004, was $222,611 as compared to $528,200 for the period ended December 31, 2003.  Accounts receivable as at December 31, 2004, was $257,729 as compared to $Nil for the period ended December 31, 2003.

During the year ended December 31, 2004, the Company sold 4,000,000 shares of Las Vegas From Home.com Entertainment Inc. (the “Las Vegas Securities”) which the Company had acquired during 2003 at an average price of $0.31 per share to net the Company $1,240,000.  Subsequently, the Company acquired by means of Private Placement Financing Agreements a total number of 4,000,000 Las Vegas Securities at prices ranging between $0.30 and $0.32 per common share for a total amount of $1,225,000.  During the year ended December 31, 2004, the Company sold 2,357,500 Las Vegas Securities which the Company had acquired during 2004 for total proceeds to the Company of $303,230.  Marketable securities are valued at the lower of cost and market at the balance sheet date.  The cost of all marketable securities which the Company holds is $222,611 (2003: $528,200).  As at December 31, 2004, the market value of these securities is $382,893 (2003: $850,500).  As at December 31, 2004, the Company holds 1,642,500 Las Vegas Securities (2003: 4,000,000).

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on December 29, 2003, and March 10, 2004, for the purchase of 24,286 flow-through share units and 28,571 flow-through share units at the purchase price of $3.50 per unit, respectively.  Each unit consists of common shares (the “flow-through shares”) of the Company which will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $5.25 per flow-through warrant share for a period of twelve months and thereafter at a price of $7.00 per flow-through warrant share for a further six months and thereafter at a price of $7.00 per flow-through warrant share for a further six months.  All common shares and non-transferable warrants of the Company pursuant to these Private Placement Financings have been issued.

During 2004, the Company renounced $85,000 of exploration expenses on the Extra High Property pursuant to the Private Placement Flow-Through Share Agreement dated December 29, 2003.  The renounced expenses were

Bronx Ventures Inc.

MD&A Form 51-102F1

December 31, 2004 (and up to April 12, 2005)

BRONX VENTURES INC.

(formerly LUCKY 1 ENTERPRISES INC.)

Form 51-102F1 - Management Discussion & Analysis

For the year ended December 31, 2004

subsequently reduced since the Company was unable to use the whole amount of $85,000 for mineral exploration, and all such unused expenses may be renounced by the Company in the event that the Company incurs mineral exploration expenditures by December 31, 2005.

On April 8, 2004, the Company entered into a “Debt Settlement Agreement” with J.W. Murton & Associates, (the “Creditor”) a company owned by a director of the Company.  A total of 652 common shares at a price of $5.25 per share have been issued in full satisfaction of the debt totalling $3,424 which was owed by the Company to the Creditor.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004, for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000.  Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant is exercisable at the price of $5.25 per common share if exercised during the first year and at the price of $7.00 per common share if exercised during the second year.  All common shares issued pursuant to this financing had a hold period which expired on November 21, 2004.  The warrants expire on July 20, 2006.

Trends

The Marketplace for the on-line three card games Software, which the Company has an interest in, is constantly undergoing changes.  The operation of the Company’s on-line three card games Software, in which the Company has an interest, will rely on the Internet as a means of promoting and selling the three card games.  The Internet continues to change and evolve in both its systems and its accepted methods of marketing. The online gaming industry is intensely competitive in all of its respective phases and furthermore it is subject to changes in customer preferences.  Changes in international Governmental regulations and laws could adversely affect the online gaming industry.

In respect to the Company’s Lithium and Extra High Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.  The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods.  The effect of these factors on the price of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted.  Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct impact on the Company’s ability to raise funds for its mineral exploration properties.  A drop in the availability of equity financings will likely impede spending on mineral properties.

Related Party Transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company related by common management and directors.  The Company charges Las Vegas for its proportionate share of payroll expenses and other expenses (“Las Vegas obligations”).  During the twelve month period ended December 31, 2004, Las Vegas has paid to the Company the sum of $199,589 (2003: $185,425) for the Las Vegas obligations which are as follows:  payroll expenses of $185,450 (2003: $155,796) and other expenses of $14,139 (2003: $29,629).

Bronx Ventures Inc.

MD&A Form 51-102F1

December 31, 2004 (and up to April 12, 2005)

BRONX VENTURES INC.

(formerly LUCKY 1 ENTERPRISES INC.)

Form 51-102F1 - Management Discussion & Analysis

For the year ended December 31, 2004

Subsequent to August 2001, rent for the office premises is paid by Las Vegas and the Company is charged for its proportionate share which is  $6,032 for the twelve month period ended December 31, 2004 (2003: $7,090).

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain Gaming Software consisting of three card games (the “three card games Software”).  Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is now equally owned by Las Vegas and the Company.  Las Vegas shall be the operator of the three card games Software and shall market the three card games.  Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games Software and the Company shall receive 40%.  During the year ended December 31, 2004 the Company’s share of revenues from its investment in the three card games Software was $292,372 (2003: $100,951).

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a company related by common directors, dated November 1, 2001 as amended on August 14, 2003 by a resolution of the Directors of Bronx.  Pursuant to the Management Services Agreement, as amended on August 14, 2003, the Company pays Kalpakian Bros. of B.C. Ltd., a management fee of $20,000 plus G.S.T. per month and the Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.  For the year ended December 31, 2004, the Company has paid $240,000 (2003: $180,000) to Kalpakian Bros. of B.C. Ltd.

On January 20, 2004, the Company entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas, a related company, whereby the Company acquired, for investment purposes, 1,250,000 common shares in the capital of Las Vegas at the price of $0.32 per common share, for a total amount of $400,000.  The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on February 19, 2004.  The 1,250,000 Las Vegas common shares owned by the Company have been issued and had a hold period which expired on June 20, 2004.

On February 12, 2004, the Company entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas, a related company, whereby the Company acquired, for investment purposes, 2,750,000 common shares in the capital of Las Vegas at the price of $0.30 per common share, for a total amount of $825,000.  The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on February 19, 2004.  The 2,750,000 Las Vegas common shares were issued to the Company and had a hold period which expired on June 20, 2004.

The Company has sold a total of 2,357,500 Las Vegas common shares during the period for total proceeds to the Company of $303,230 and as of the year ended December 31, 2004, the Company holds a total of 1,642,500 Las Vegas common shares.

On March 10, 2004, the Company entered into a non-brokered private placement financing agreement with Bedo H. Kalpakian and Jacob H. Kalpakian for 28,571 Flow-Through Share Units at the purchase price of $3.50 per unit for total proceeds of $100,000. Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $5.25 per common share if exercised in the first year and at an exercise price of $7.00 per

Bronx Ventures Inc.

MD&A Form 51-102F1

December 31, 2004 (and up to April 12, 2005)

BRONX VENTURES INC.

(formerly LUCKY 1 ENTERPRISES INC.)

Form 51-102F1 - Management Discussion & Analysis

For the year ended December 31, 2004

common share if exercised in the second year.  All common shares issued pursuant to this financing had a hold period which expired on July 11, 2004.  The warrants expire on March 10, 2006.

On April 8, 2004, the Company entered into a “Debt Settlement Agreement” with J.W. Murton & Associates, (the “Creditor”), a company owned by a director of the Company.  A total of 652 common shares at a price of $5.25 per share have been issued in full satisfaction of the debt totalling $3,424 which was owed by the Company to the Creditor.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004, for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000.  Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant is exercisable at the price of $5.25 per common share if exercised during the first year and at the price of $7.00 per common share if exercised during the second year.  All common shares issued pursuant to this financing had a hold period which expired on November 21, 2004.  The warrants expire on July 20, 2006.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock based compensation, including stock options.  Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors, as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting policy, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees and directors from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase of $64,122 to contributed surplus.

Financial Instruments and other instruments

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties are assumed to approximate their carrying amounts because of their short term to maturity.  The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.  The Company is not exposed to significant credit risks with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

Marketable securities are valued at the lower of cost and market at the balance sheet date.  The Company is exposed to significant market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are de-listed from public trading.

Bronx Ventures Inc.

MD&A Form 51-102F1

December 31, 2004 (and up to April 12, 2005)

BRONX VENTURES INC.

(formerly LUCKY 1 ENTERPRISES INC.)

Form 51-102F1 - Management Discussion & Analysis

For the year ended December 31, 2004

Analysis of expenses:

For a breakdown of general and administrative expenditures, please refer to the Company’s Audited Financial Statements for the years ended December 31, 2004 and 2003.

Outstanding Share Data	No. of Shares	Exercise Price	Expiry Date
Issued and Outstanding as at April 12, 2005	340,711	N/A	N/A
Stock Options	27,748	US$5.25	April 21/05
Warrants	81,428	Cdn$5.25-$7.00	Dec 30/05 to July 20/06
Fully Diluted as at April 12, 2005	449,887	N/A	N/A

Subsequent Events

On Monday, January 10, 2005 at 10:00 am (Pacific Standard Time), the Company held a Special Meeting of the Company’s Shareholders at the Company’s office, where the Company presented to its Shareholders Special Resolutions for their consideration to:-

a)

consolidate the Company’s share capital on a 35 (thirty-five) old for 1 (one) new share basis;

b)

change the Company’s name to Bronx Ventures Inc.

c)

increase the Company’s authorized share capital to an unlimited number of common shares and an unlimited number of preferred shares, both without par value; and

d)

adopt new articles in accordance with the new Business Corporations Act (British Columbia).

All special resolutions were approved and adopted.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company.

The Management of the Company is looking forward to conducting mineral exploration work programs on the Company’s Extra High Property during 2005.

In order to have a Canadian listing, the Company has applied to have its securities listed on the Canadian Trading and Quotation System Inc., (“CNQ”) and Management of the Company is hopeful that the Company’s securities shall be listed on the CNQ during 2005.  There are no assurances whatsoever that the Company’s application shall be accepted by the CNQ.

Bronx Ventures Inc.

MD&A Form 51-102F1

December 31, 2004 (and up to April 12, 2005)